Exhibit 99.1

China Yuchai Powers Vehicles in the 70th Anniversary National Day Parade

Singapore, October 8, 2019 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today that it participated in the 70th Anniversary celebration of the founding of modern China with its engines propelling vehicles in the National Day parade in Beijing.

China Yuchai exemplifies the progress of Chinese manufacturing as it has established a broad portfolio of advanced high-quality engines to propel commercial vehicles domestically and through a global network.

In the National Day parade in Beijing, coach buses powered by Yuchai high-powered engines carried the prominent veterans and their families who devoted their lives to national independence. Many parade vehicles were equipped with Yuchai engines including the first six YCS04N engines in the Beijing market. These vehicles transported officials and invited guests from all over the world. Yuchai generators were also used to power many of the giant electronic screens in Tiananmen Square.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased that the National Day parade was powered by so many of our engines for transportation and power generation. We have played an important role in a number of important national events including national congress conferences, the “Belt and Road” summit, the Boao Forum for Asia, G20 Hangzhou Summit, Beijing Olympic Games, Shanghai World Expo, Guangzhou Asian Games and Shenzhen Games, among others.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com